

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

   Re: ZEEKR Intelligent Technology Holding Ltd
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted February 1, 2023
    CIK No. 0001954042

Dear Jing Yuan:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Gross Profit, Gross Profit Margin, page 100

1. We note your response to our prior comment 8. Please revise your registration statement to include this response.

OUR COMPETITIVE STRENGTHS, page 122

2. We note your response to our prior comment 13. Please revise your disclosure to include your response to our comment. Please also address the fact that your Director, Co-Founder, and Chief Executive is currently an executive director of Geely and that your

Chairman is currently the Chairman of the board of directors of Geely.

DESCRIPTION OF AMERICAN DEPOSITORY SHARES, page 189

3.   We note your response to prior comment 16 and disclosure on page 189 that your forum selection provision identifies state and federal courts in New York, New York as the exclusive forum for certain litigation by those holding ADS or an interest therein, including any such action or proceeding that may arise under the Securities Act or Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also make likewise revisions to your risk factor on page 73 and disclose whether the provision would apply if a holder withdrew the underlying shares. Also, regarding your revisions on pages 189 and 196, please revise to separately caption the forum and jury trial waiver provisions.

Exhibits

4.   Please provide an active hyperlink directly to your exhibits. Refer to Item 601(a)(2) of Regulation S-K. Also include the disclosures required by Item 601(b)(10)(iv) of Regulation S-K in your exhibit index.

General

5.   Please reconcile your revisions in response to prior comment 25 with your continued disclosure on page 7 that you "will rely" on the controlled company exemptions.

You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He